Exhibit 12.1

CAI International, Inc.
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Year Ended December 31,					Three Months Ended March
	2012	2013	2014	2015	2016	31, 2017

Net income before income taxes	$74,044	$71,100	$67,189	$30,987	$9,878	$5,965
Fixed charges (A)	29,310	36,956	36,079	36,766	43,329	8,959

Calculated earnings	$103,354	$108,056	$103,268	$67,753	$53,207	$14,924

(A) Fixed charges calculation
Interest expense (B)	$28,842	$36,477	$35,592	$36,271	$42,754	$8,795
Interest expense portion of rental expense (C)	468	479	487	495	575	164

Total fixed charges	$29,310	$36,956	$36,079	$36,766	$43,329	$8,959

Ratio of earnings to fixed charges	3.5	2.9	2.9	1.8	1.2	1.7

(B) Includes normal amortization of debt issuance costs, but excludes gain/loss on debt extinguishment

(C) Interest expense portion of rental expense is estimated as follows:
Rent expense - office and other	$1,419	$1,452	$1,477	$1,501	$1,743	$496
Estimated interest portion	33%	33%	33%	33%	33%	33%
Calculated interest expense portion of rental expense	$468	$479	$487	$495	$575	$164